UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On March 26, 2023, Luokung Technology Corp. (the “Company”) entered into a Share Subscription Agreement (the “Share Subscription Agreement”) with a certain non-U.S. person, a strategic investor CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED (the “Investor”) pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, in a private placement 5,469,019 ordinary shares (the “Purchased Shares”), par value $0.30 per share, of the Company (“Ordinary Shares”), at the total consideration of US$220,000,000. The Share Subscription Agreement contains customary provisions allowing the Investor to exchange, within twenty-four (24) months of the closing of the transactions contemplated by the Share Subscription Agreement, the Purchased Shares for shares of certain of the Company’s subsidiaries (the “Placement”). The Purchased Shares are subject to a lock-up period of six (6) months.

The closing of the Placement is in two tranches. The first tranche of $22 million is expected be within 30 working days from the date of the Share Subscription Agreement and the remaining $198 million is expected to be within 60 days thereafter.

The Placement is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

The foregoing description of terms related to the Placement does not purport to be complete and is qualified in its entirety by reference to the full texts of the form of the Share Subscription Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
99.1	Form of Share Subscription Agreement*

* Certain identified information in the exhibit has been omitted from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, pursuant to Item 601(b) (10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date March 27, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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